Exhibit 99.1

Borr Drilling Limited – Commencement of Trading on Euronext Oslo Børs and Publication of Prospectus

Hamilton, Bermuda, May 20, 2026 – Reference is made to the announcement by Euronext Oslo Børs on May 7, 2026 regarding the approval to transfer the listing of the shares in Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or “the Company”) from trading on Euronext Growth Oslo to Euronext Oslo Børs (the main list).

As of tomorrow, May 21, 2026, the Company’s shares will be listed on Euronext Oslo Børs and will continue to trade under the ticker “BORR” and ISIN BMG1466R1732. Simultaneously with the shares commencing trading on Euronext Oslo Børs, the shares will be deregistered from, and will cease to trade on, Euronext Growth Oslo.

The Company has prepared a prospectus in connection with the listing of its shares on Euronext Oslo Børs. The prospectus was approved by the Norwegian Financial Supervisory Authority on May 20, 2026, and has been made available at the Company’s website, www.borrdrilling.com, prior to commencement of trading on Euronext Oslo Børs.

The Company’s primary listing continues to be on the NYSE.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208